Filed by Computer Sciences Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Computer Sciences Corporation
(Commission File No. 1-4850)

Information to help leaders (L5 and above) communicate with their teams on the latest company news.

CSC - HPE ES UPDATE
It has been a little more than four months since we announced the proposed merger of CSC with the Enterprise Services business of Hewlett Packard Enterprise (HPE) to create one the world’s largest independent IT services companies. In that time, we have laid out our vision and strategy, established the integration process and ground rules, and detailed our immediate and long-term priorities.

The purpose of this Leaders Brief is to provide an update for managers on key decisions made, integration progress to date and future milestones. There is also a recap of the rules of engagement during the integration period and suggestions on communicating with both clients and our work teams.

Creating a Global IT Services Leader
The strategic combination of the two complementary businesses will create one of the world’s largest independent IT services companies - one that will be uniquely positioned to lead clients on their digital transformations.

Our proposed merger is the logical next step in the transformation journey of both CSC and HPE-ES. At the time of our separation last fall, we established CSC as a next-generation IT services company built specifically to respond to a changing market. Together with HPE-ES, we will be uniquely positioned to lead client digital transformations - creating greater value for clients, partners and shareholders, and presenting new growth opportunities for our people.

An Integration Decision Team (IDT) - consisting of representatives from both CSC and HPE-ES - has made several important decisions related to the merger, and there have been other developments as well:

1.
At a global level, we will focus on industries where the combined company will have considerable IP (intellectual property): healthcare & life sciences, insurance and transportation. At the regional level, in addition, we will focus on industries that meet local demand, including financial services, public sector, manufacturing and consumer products.

2.	Our sales structure will focus on strategic, enterprise and territory accounts.

3.
We have started a process to develop a new name for our company (which is known as “NewCo” for now). Options being considered are an amalgam - consisting of elements of both company names - or something entirely new. The naming process will include a crowdsource component that will solicit input from employees and others. This will help ensure that the name we choose is consistent with our values and with the culture goals expressed in our recent survey. The naming process will run through the end of the year.

4.	The operating model will be built around three primary motions: Build, Sell and Deliver.

◦	We will Build solutions with our partners that answer key market needs and lead digital transformations.

◦	We will Sell these solutions - often with our partners - by anticipating and responding to the changing demands of our clients.

◦	And we will Deliver these solutions in an exceptional way, on-time and on-budget.

5.
The integration workstreams are working with a partner to consider in the coming weeks a fair process for selecting leaders for NewCo. Leaders may come from CSC, HPE-ES or from the outside, taking into account experience and cultural fit. Subject to local law and any prior local information and consultation requirements with employee representatives, it is expected that L2 leaders will be announced in December, with L3 and L4 leaders announced by February.

6.	The merger does require regulatory approvals, and we remain on track to receive all regulatory approvals ahead of closing.

The IDT will follow a deliberate process to work through key decisions in the coming weeks and months. As the IDT reaches decisions, they will be shared with leaders and staff. It is helpful to remember - and to remind staff - to ignore the rumor mill, which will be especially active at times like this. Nothing is official until it has been formally announced.

Overall integration activity is proceeding on track and we expect to complete the merger transaction by the end of March 2017, as planned. This would mean that Monday, April 3, will be NewCo’s first day as a new company. Between now and then, there are a series of upcoming milestones:

Communications Guidelines and SEC Filing Obligations
We need to remember that until the transaction closes, we remain separate organizations with clients to serve, partners to engage and plans to meet. So for now, it is business as usual - and through the merger integration process, CSC and HPE-ES remain competitors.

With this in mind, we must not engage in practices that would be potentially harmful to the proposed merger. This includes inappropriate positioning of the proposed merger and its potential benefits to clients and prospects, in either verbal or written form. Further, we must refrain from providing clients and others with information that is not in the public domain. Certain communications must include a prominent disclaimer and may be subject to filing with the U.S. Securities and Exchange Commission (consult with Communications or Legal if you are unsure).

Those in Sales should reference specific guidance in the document “Pre-Closing Guidelines Regarding Sales Activities.”

Communication Assets and Suggestions

Below you will find links to updated assets that can support conversations with clients and partners, should they inquire about the proposed merger. These assets provide all of the information that is available to share publicly at this time, and any communication about the pending merger must use this approved messaging.

Leaders should make sure all members of their teams are aware of these assets; they should also consider adding the pending merger as a topic at team meetings (using videos and other assets that are being provided) and proactively share information with their teams as information is shared with them. A goal of the integration process is to be as forthcoming and transparent as possible.

These updated assets are available:

•	Fact Sheet (internal document, for use with external audiences)

•	PowerPoint Presentation (external)

•	Infographic (external)

•	Client and Partner FAQs (external, reactive only)

We will continue to communicate regularly about our progress and activities, and to seek your thoughts and ideas on the merger along the way. An archive of prior communications about the merger is available on the CSC Forward Together C3 site .

Thank you for your continued energy, enthusiasm and hard work

Additional Information and Where to Find It
In connection with the proposed transaction, Everett SpinCo, Inc., a wholly-owned subsidiary of Hewlett Packard Enterprise created for the transaction (“Spinco”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus and CSC will file with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed with the SEC by CSC, Hewlett Packard Enterprise and Spinco at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from CSC’s web site at www.csc.com.
This communication is not a solicitation of a proxy from any investor or security holder. However, CSC, Hewlett Packard Enterprise, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from stockholders of CSC in respect of the proposed transaction under the rules of the SEC. Information regarding CSC’s directors and executive officers is available in CSC’s 2016 Annual Report on Form 10-K filed with the SEC on June 14, 2016, and in its definitive proxy statement for its annual meeting of stockholders filed on June 24, 2016. Information regarding Hewlett Packard Enterprise’s directors and executive officers is available in Hewlett Packard Enterprise’s 2015 Annual Report on Form 10-K filed with the SEC on December 17, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on February 12, 2016. These documents as well as other documents filed by CSC, Hewlett Packard Enterprise or Spinco with the SEC can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
All statements in this presentation that do not directly and exclusively relate to historical facts constitute “forward-looking statements.” These statements represent the Company’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are outside the Company’s control. Many factors could cause actual results to differ materially from such forward-looking statements with respect to the transaction announced above including risks relating to the completion of the transaction on anticipated timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, inability to achieve expected synergies, loss of revenues, delay or business disruption caused by difficulties in integrating the businesses of CSC and Enterprise Services. For a written description of risk factors that could cause actual results in CSC’s business to differ materially from forward looking statements regarding those matters, see the section titled “Risk Factors” in CSC’s Form 10-K for the fiscal year ended April 1, 2016. and any updating information in subsequent SEC filings. The Company disclaims any intention or obligation to update these forward-looking statements whether as a result of subsequent event or otherwise, except as required by law.